File No. 70-9893
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
             ______________________________________

                            FORM U-1
             ______________________________________

                         AMENDMENT NO. 4

                               To

                     APPLICATION-DECLARATION

                              under

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
             ______________________________________

Entergy Corporation                     Entergy Arkansas, Inc.
639 Loyola Avenue                       425 West Capitol Avenue
New Orleans, Louisiana 70113            Little Rock, Arkansas  72201

Entergy Services, Inc.                  Entergy Gulf States, Inc.
639 Loyola Avenue                       350 Pine Street
New Orleans, Louisiana 70113            Beaumont, Texas 77701

System Fuels, Inc.                      Entergy Louisiana, Inc.
350 Pine Street                         4809 Jefferson Highway
Beaumont, Texas 77701                   New Orleans, Louisiana  70121

System Energy Resources, Inc.           Entergy Mississippi, Inc.
1340 Echelon Parkway                    308 East Pearl Street
Jackson, Mississippi 39213              Jackson, Mississippi  39201

Entergy Operations, Inc.                Entergy New Orleans, Inc.
1340 Echelon Parkway                    1600 Perdido Building
Jackson, Mississippi  39213             New Orleans, Louisiana  70112

          (Names of companies filing this statement and
            addresses of principal executive offices)
             ______________________________________

                       Entergy Corporation

         (Name of top registered holding company parent
                 of each applicant or declarant)
             ______________________________________




                         C. John Wilder
                  Executive Vice President and
                     Chief Financial Officer
                 for each applicant or declarant
                        639 Loyola Avenue
                  New Orleans, Louisiana  70113


             (Name and address of agent for service)



     The Commission is also requested to send copies of any communications in connection with this matter to:

                      Mark W. Hoffman, Esq.
                     Entergy Services, Inc.
                        639 Loyola Avenue
                  New Orleans, Louisiana  70113

Item 1.  Description of Proposed Transactions

     Paragraphs  "C"  and  "D" of Item  1,  Section  VII  of  the
Application-Declaration in this File are hereby amended and restated in their entirety to read as follows:

     "C. Each of the Operating Companies represents that it will not issue any security authorized in the matter, if, as a consequence of such issuance, the common equity component of the capital structure of the applicable Operating Company (on a consolidated basis) would comprise less than 30% of its total consolidated capitalization (based upon the financial statements filed with the most recent Quarterly Report on Form
         10-Q or Annual Report on Form 10-K).

      D. Each of the Operating Companies represents that it will not issue any senior long-term debt that, if it is rated, is not rated investment grade by at least one nationally recognized statistical rating agency, except for new debt designed to refund, redeem or replace existing debt that, if voluntarily refunded, is at a lower effective after-tax cost of money, for privately placed debt or for debt authorized by the Council of the City of New Orleans or authorized by the Arkansas Public Service Commission."

                           SIGNATURES

          Pursuant  to  the  requirements of the  Public  Utility
Holding Company Act of 1935, the undersigned companies have duly caused this Amendment to be signed on their behalf by the undersigned thereunto duly authorized.

                              ENTERGY CORPORATION
                              ENERGY SERVICES, INC.
                              ENTERGY ARKANSAS, INC.
                              ENTERGY GULF STATES, INC.
                              ENTERGY LOUISIANA, INC.
                              ENTERGY MISSISSIPPI, INC.
                              ENTERGY NEW ORLEANS, INC.
                              ENTERGY OPERATIONS, INC.
                              SYSTEM ENERGY RESOURCES, INC.
                              SYSTEM FUELS, INC.



                                        /s/ Steven C. McNeal
                             By          Steven C. McNeal
                                   Vice President and Treasurer

Dated:  November 29, 2001